

10035684

DSTATES
CHANGE COMMISSION
n, D.C. 20549

CM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66617

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Charles Vista, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 William Street, 18th Floor
(No. and Street)

New York (City) NY (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack Lubitz (646) 422-3125
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Avenue, Suite 502 (Address) White Plains (City) NY (State) 10601 (Zip Code)



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael R. Molinaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charles Vista, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

THOMAS G. DAVIS
Notary Public, State of New York
No. 01-DA4956230
Qualified in Kings County
Commission Expire July 10, ~~2007~~ 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITORS' REPORT

To the Member of
Charles Vista LLC
New York, New York

We have audited the accompanying statement of financial condition of Charles Vista LLC as of December 31, 2009, and the related statements of operations, changes in member's capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charles Vista LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 19, 2010

CHARLES VISTA LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash	$ 128,740
Receivable from clearing firm	75,734
Clearing deposit	50,000
Due from brokers	116,305
Prepaid expenses	41,809
Loan receivable – employee	3,000
Property and equipment - net	549
Total Assets	$ 416,137

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:	
Loan payable – member	$ 50,000
Accounts payable and accrued expenses	98,438
Payroll taxes payable	36,137
Total Liabilities	184,575
Member's Capital	231,562
Total Liabilities and Member's Capital	$ 416,137

See accompanying notes to financial statements.

CHARLES VISTA LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues:	
Commissions	$ 394,199
Investment banking fees	349,926
Private placement income	1,441,193
Net security trading loss	(2,250)
Other income	95,382
Total Revenues	2,278,450
Expenses:	
Compensation and employee benefits	208,504
Commission expense	990,464
Management fee	716,996
Clearing and execution	63,683
Communications and occupancy	7,875
Regulatory fees	57,407
Professional fees	50,070
Customer write off	14,097
Other operating expenses	48,810
Total Expenses	2,157,906
Net Income	$ 120,544

See accompanying notes to financial statements.

CHARLES VISTA LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2009

Balance, January 1, 2009	$ 27,935
Capital Contribution	116,432
Capital Withdrawal	(33,349)
Net Income	120,544
Balance, December 31, 2009	$ 231,562

See accompanying notes to financial statements.

CHARLES VISTA LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:	
Net Income	$ 120,544
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation	61
Write-off of disposed fixed assets	865
(Increase) decrease in operating assets:	
Receivable from clearing firm	(75,659)
Clearing deposit	(50,000)
Due from brokers	(116,305)
Prepaid expenses	(36,724)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	95,041
Payroll taxes payable	36,137
Total adjustments	(146,584)
Net cash used in operating activities	(26,040)
Cash flows from investing activities:	
Acquisition of property and equipment	(610)
Cash flows from financing activities:	
Employee loan	(6,000)
Repayment of employee loan	3,000
Loan from member	50,000
Member capital contribution	116,432
Member capital withdrawal	(33,349)
Net cash provided by financing activities	130,083
Net increase in cash	103,433
Cash, beginning of year	25,307
Cash, end of year	$ 128,740

See accompanying notes to financial statements.

CHARLES VISTA LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

Note (1) - Nature of business:

Charles Vista LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and members of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company engages in investment banking services limited to private placements of debt and equity instruments; and retail sales conducted on a fully disclosed agency basis, including buying and selling of stocks, options and mutual funds. The Company clears its securities transactions on a fully disclosed basis with another broker-dealer.

During the year ended December 31, 2009, the parent company member acquired the entire interest of DC Evans and Company, LLC, a broker-dealer, and changed its name to Charles Vista LLC.

Note (2) – Summary of significant accounting policies:

(A) Securities transactions:
The Company records securities transactions, including gains from securities trading and commission revenue and expense, on a trade-date basis.

Securities owned consist of publicly traded corporate stocks and are carried at market value in accordance with FASB Statement 157, with unrealized gains and losses reflected in the Statement of Operations.

(B) Property and equipment:
Property and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the various classes of depreciable assets.

(C) Cash and cash equivalents:
For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2009, there were no cash equivalents.

(D) Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

CHARLES VISTA LLC

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2009

Note (2) - Summary of significant accounting policies - cont'd:

(E) Investment banking:
Investment banking revenues and fees are net of syndicate expenses arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on the offering date, sales concessions on settlement date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

(F) Concentration of credit risk:
The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm.

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

(G) Subsequent events evaluation:
Management has evaluated subsequent events through February 19, 2010, the date the financial statements were available to be issued.

(H) Income taxes:
The Company files income tax returns on the accrual basis as a partnership for federal and state income tax purposes. As such, the Company will not pay any income taxes, as any income or loss will be included in the income tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements.

As a limited liability company, each member's liability is limited to amounts reflected in their respective member accounts.

Note (3) - Property and equipment:

Property and equipment consists of the following as of December 31, 2009:

Furniture and equipment	$ 610
Less: Accumulated depreciation	(61)
Net book value	$ 549

Depreciation for the year ended December 31, 2009 amounted to $61. Fixed assets are depreciated using the straight-line method over the estimated life of the related asset. Estimated lives for furniture and equipment is five years.

CHARLES VISTA LLC

NOTES TO FINANCIAL STATEMENTS (CONCLUDED)

DECEMBER 31, 2009

Note (4) – Compensated absences:

Employees of the Company are entitled to paid vacations, paid sick days and personal days off depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences actually paid to employees.

Note (5) – Related party transactions:

The Company has an expense sharing agreement and a management fee due to its parent company on a monthly basis. The expense sharing agreement with the parent company includes a record of certain expenses relating to the business of the Company which is included in the management fee expense. The management fee expense for the fiscal year ended December 31, 2009, was $716,996

Note (6) – Recent accounting pronouncements:

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN48). Originally the interpretation was effective for financial statements issued for fiscal years beginning after December 15, 2007, however the start date was later deferred until December 15, 2008 by the FASB. This pronouncement provides guidance for how certain tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company does not expect the adoption of FIN48 or any other recent accounting pronouncements to have a material effect on its financial statements.

Note (7) - Net capital requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $68,086, which exceeded its requirement of $12,311 by $55,775. The Company had a ratio of aggregate indebtedness to net capital of 2.71 to 1 at December 31, 2009.

CHARLES VISTA LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2) (ii) of that rule.

CHARLES VISTA LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2009

Computation of Net Capital

Members' capital	$ 231,562
Non-allowable assets:	
Due from brokers	116,305
Property and equipment – net	549
Loan receivable - employee	3,000
Prepaid expenses	41,809
Total non-allowable assets	161,663
Net capital before haircuts on proprietary positions	69,899
Haircut on money market accounts and clearing deposit	1,813
Net capital	68,086
Minimum net capital requirement - the greater of $5,000 or 6-2/3% of aggregate indebtedness of $184,575	12,311
Excess net capital	$ 55,775
Ratio of aggregate indebtedness to net capital	to 1
Schedule of aggregate indebtedness:	
Loan payable – member	$ 50,000
Accounts payable and accrued expenses	98,438
Payroll taxes payable	36,137
Total aggregate indebtedness	$ 184,575

Reconciliation with the Company's computation (included in Part IIA of Form X-17-a-5 as of December 31, 2009):

Net capital, as reported in the Company's Part IIA unaudited FOCUS report	$ 200,855
Audit adjustments affecting non-allowable assets	(60,859)
Other audit adjustments	(71,910)
Net capital per above	$ 68,086

Weintraub & Associates, LLP
Certified Public Accountants
200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Members of
Charles Vista LLC
New York, New York

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule of the Determination of SIPC Net Operating Revenues and General Assessment of Charles Vista LLC for the year ended December 31, 2009. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;

2. Compared amounts reported on the audited Form X-17A-5 for the year January 1, 2009 to December 31, 2009, with amounts reported in the General Assessment Reconciliation (Form SIPC-7T);

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Charles Vista LLC taken as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 19, 2010

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

CHARLES VISTA LLC
SCHEDULE OF THE DETERMINATION OF SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT
FOR THE PERIOD APRIL 1, 2009 THROUGH DECEMBER 31, 2009

Determination of SIPC Net Operating Revenues:

Total Revenue (FOCUS line 12/Part IIA line 9)	$ 2,260,250
Additions	
Net loss from security transactions	2,250
Deductions	
Clearing firm charges	(63,683)
SIPC Net Operating Revenues	$ 2,198,817

Determination of General Assessment:

SIPC Net Operating Revenues	$ 2,198,817
General Assessment @ .0025	$ 5,497

Assessment Remittance:

Greater of General Assessment or $ 150 Minimum	$ 5,497
Less: Payment Made With Form SIPC-4 in January, February or March 2009	(150)
Assessment Balance Due	$ 5,347

Reconciliation with the Company's computation of SIPC Net Operating Revenues for the period April 1, 2009 through December 31, 2009:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7T	$ 5,347
SIPC Net Operating Revenues as computed above	5,347
Difference	$ 0

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

To the Members of
Charles Vista LLC
New York, New York

In planning and performing our audit of the financial statements of Charles Vista LLC for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure, policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

Weintraub & Associates, LLP
Certified Public Accountants
200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 19, 2010

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
White Plains, NY 10601
Tel: 914-761-4773
Fax: 914-761-2902
Website: www.weintraubcpa.com

CHARLES VISTA LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2009

CHARLES VISTA LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2009

CONTENTS